IJJ Corporation
8540 Ashwood Dr. Capitol Heights, MD 20743
Phone: 301.324.4992 ♦ Fax: 301.324.5369

September 13, 2005

Ms. Amanda Sledge
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: IJJ Corporation
Form 10-KSB for Fiscal Year Ended October 31, 2004
Filed March 3, 2005
File No. 0-33515

Dear Ms. Sledge:

In response to your letter dated September 1, 2005 to Mr. Clifford Pope, we offer the following amendments to our Form 10-KSB to clarify our disclosures related to Item 8A - Controls and Procedures. Please review these items and let us know if they fully satisfy your concerns. Following your concurrence, we will file the amendment to our Form 10-KSB.

Item 8A - Controls and Procedures, Page 19 (covers points 1. through 3. of SEC Letter)
Evaluation of Disclosure Controls and Procedures: Our management with the participation of our principal executive officer and principal financial officer has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to Rule 13a-15c under the Exchange Act as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

Changes in Internal Control over Financial Reporting: There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

In regard to Point 4 of the SEC letter, the Company intends to file Form 10-QSB for the fiscal quarters ended January 31, 2005 and April 30, 2005 on or before September 30, 2005 and on or before October 15, 2005, respectively.

Finally, as you have requested, shown below are the following acknowledgements:

•	IJJ Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

IJJ Corporation
8540 Ashwood Dr. Capitol Heights, MD 20743
Phone: 301.324.4992 ♦ Fax: 301.324.5369

Ms. Amanda Sledge
Staff Accountant
U.S. Securities and Exchange Commission
September 13, 2005
Page two

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	IJJ Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments you may contact me at kmiller@mssi2000.com or telephone number (301) 370-5246.

Sincerely,

Kevin L. Miller
Chief Financial Officer